[SIRG Letterhead]

December 19, 2012

VIA EDGAR

Mr. John Reynolds

Mr. James Lopez

Mr. Adam F. Turk

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:	Sierra Resource Group, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 4, 2012

Supplemental Responses submitted November 9, 2012 and December 7, 2012

File No. 000-25301

Gentlemen:

Please see below the responses of Sierra Resource Group, Inc. (the “Company”) to the comments in your letter of December 17, 2012, regarding the Company’s 14C filing (the “Comment Letter”).

As requested, we have prepared our Amendment No. 2, which is attached to this letter for your reference. References below to “sections”, “sub-sections”, “headings” and “sub-headings” refer, in every instance, to our Amendment No. 2, except where specifically indicated. We await your reply before filing.

The following paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

1. We note your response to comment 2 from our letter dated November 23, 2012. Please include the information provided in your response to comment 2 in your amended preliminary information statement.

We have added the information in the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

2. In addition, we note the reference to “the option of creating a series of preferred shares which would give a limited number of individuals the voting powers to execute a shareholder written consent.” In your revised disclosure, please address the apparent change in control and clarify when such change in control was intended to and, if different, actually occurred. See also comment 5 from our letter dated November 23, 2012 and revise to disclose when the Item 5.01 Form 8-K should have been filed.

By issuance of the Series A Preferred Stock a limited change of control of the Company occurred on February 20, 2012. This change of control corresponded to the change in management that had been necessitated by the sudden and unexpected death of Patrick Champney, which had been disclosed in the Company’s current Report on SEC Form 8-K filed on August 30, 2011. The Company disclosed the authorization and issuance of the Series A Preferred Stock in its Annual Report on SEC Form 10-K, first filed on April 16, 2012, and as subsequently amended. The Company failed to file an Item 5.01 (Change

Securities and Exchange Commission

December 19, 2012

of Control of the Registrant) 8-K at time of actual issuance of the Series A Preferred Stock through inadvertence. We have included this information in a subsection entitled “Change of Control” within the “Background” section of the attached Amendment No. 2 to our Preliminary Information Statement.

3. We note your response to comment 3 from our letter dated November 23, 2012. Please provide a full description of the terms of your new class of preferred shares in your amended preliminary information statement.

A full description of the terms of the Series A Preferred Stock is provided in the subsection entitled “Preferred Stock” under the “Capitalization” section. In addition, we have added detail on how and why this series of preferred stock was created, in our “Background Section” under the sub-heading “Creation of Series A Preferred Stock.” This detail also includes a summary of the terms of these preferred shares. Finally, we have attached a copy of the Certificate of Designation of the Series A Preferred Stock to the Information Statement as Exhibit B.

4. We note your response to comment 4 in our letter dated November 23, 2012. Given that your preferred shares appear to have been properly issued on February 20, 2012, it is not clear why a certificate of corrections to correct the number of authorized shares of common stock reflected on your Articles of Incorporation was not filed until April 13, 2012. Please revise your amended information statement to briefly describe the reasons for the delay.

Upon discovering the errors in filing, the Company had thought to cure them by a shareholder ratification of the actions taken. However, from January 31, 2012 through March 31, 2012 the Company had issued Asher a total of 94,387,340 shares of the Company’s Class A Common stock, as disclosed in the Company’s Annual Report on SEC Form 10-K, first filed on April 16, 2012, and as subsequently amended. The stock was issued to Asher in exchange for the conversion of notes payable totaling $84,119, as reported in the Company’s Quarterly Report on SEC Form 10-Q for the period ending March 31, 2012, filed on May 21, 2012 and as subsequently amended. These issuances had reduced the number of Reserve Shares to within our contractual obligations. Therefore, rather than asking our shareholders to ratify the increase our authorized shares, the Board of Directors and management determined it would be in the best interests of the Company and its shareholders simply to submit for filing a Certificate of Correction on April 13, 2012 to the Nevada Secretary of State, pursuant to NRS §78.0295, in order to cancel the Original Amendment, as described in our Annual Report on SEC Form 10-K, filed April 16, 2012. A copy of the Certificate of Correction has been added to the Information Statement as Exhibit C. Due to an internal delay in office of the Nevada Secretary of State, beyond our control, the actual filing date of the Certificate of Correction is recorded as April 24, 2012. Thereafter and until now, the Company has continued to operate with 460,000,000 shares of authorized stock under its Articles of Incorporation, as amended prior to the filing of the Original Amendment, and also under the Certificate of Designation. We have included this information under the sub-heading “Filing the Certificate of Incorporation” in our “Background” discussion.

5. We note your response to comment 7 in our letter dated November 23, 2012, and we reissue the comment. While your amended information statement contains discussion of how and when the board might use the newly authorized shares, it does not state whether the board has any current plans to issue the newly authorized shares or to issue debt convertible into the newly authorized shares. Please provide these additional details with your next amendment.

Securities and Exchange Commission

December 19, 2012

Our Board of Directors has no current plans to issue additional shares or additional debt convertible into the newly authorized shares. However, management is now finalizing terms of the extension of the Grand View Notes and anticipates issuing additional warrants to Grand View, which will require additional Reserve Shares. In addition, our Board is currently considering (but has not yet made any decision or entered into any definitive agreement for) additional short term financing, which may constitute debt convertible into the newly authorized shares. Further, our Board anticipates that the Company may eventually issue some of the newly authorized shares pursuant to the incentive stock option plan described above and/or pursuant to current employment and consulting agreements that grant stock options, if such options are exercised. Our Board of Directors and our management do intend that, immediately upon effectiveness of the Articles Amendment, certificates for 21,390,799 shares Class A Common Stock shall be issued to J. Rod Martin (our CEO), Blackpool Partners LLC, Grand View, Shadow Capital LLC, and the Oak Street Trust. In addition, 3,000,000 shares of Class A Common Stock are pending issuance to Tangiers Investors LP in consideration for a debt conversion. These shares are discussed in greater detail in Note 10 (Equity) filed with the Company’s Quarterly Report on SEC Form 10-Q for the period ending September 30, 2012, filed on November 14, 2012, under the sub-section heading “Common Shares Subscribed, Not Issued” and are also detailed in the Capitalization Section, under the sub-heading “Common Stock.” We do not anticipate that the issuance of these shares would exceed the Company’s currently authorized shares; the newly authorized shares would cover the Company’s contractual requirement to maintain Reserve Shares. Therefore, we anticipate that some of the newly authorized shares will eventually be issued upon the exercise of currently issued warrants and options, and conversion of current debt, as well as additional warrants, options and convertible debt that the Company may agree to in the future. For clarity, this information is provided both under the section heading “Reasons for the Increase in Authorized Common Stock” and in the “Capitalization” section.

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above clarifies any outstanding issue. If you have any further questions or comments, please feel free to contact me ((305) 439-7416) or Chris Cella ((925) 974-1110). Thank you.

Sincerely,

/s/ J. Rod Martin
Chief Executive Officer